UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                             (Amendment No. 1)*


                               MOORE MEDICAL CORP.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                    615799103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Linda M. Crouch-McCreadie, Esq.
                              207 Mockingbird Lane
                          Johnson City, Tennessee 37602
                                 (423) 928-0181
--------------------------------------------------------------------------------
 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications)



                                February 12, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  615799103                                               Page 2 of 11
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.  S.S. or          SJ Strategic Investments LLC
      I.R.S. Identification Nos. of Above
      Persons                                       30-0060195
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member         (a)
      of a Group (See Instructions)                 ----------------------------
                                                    (b) X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)            WC
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization          Tennessee
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power        312,400
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power            0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power   312,400
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power       0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned           312,400
      by Each Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in
      Row (11) Excludes Certain Shares (See
      Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount           9.8%
      in Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See                     00
      Instructions)
--------------------------------------------------------------------------------

CUSIP No.  615799103                                                Page 3 of 11
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.  S.S. or I.R.S.   John M. Gregory
      Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a    (a)
      Group (See Instructions)                      ----------------------------
                                                    (b) X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)            00
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power        312,400
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power            0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power   312,400
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power       0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each   312,400
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in         9.8%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)       IN
--------------------------------------------------------------------------------

CUSIP No.  615799103                                                Page 4 of 11
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.  S.S. or I.R.S.   Joan P. Gregory
      Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a     (a)
                                                     ---------------------------
      Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)             00
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization           United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power         0
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power       0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power    0
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power  0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each    312,400
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in      9.8%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

CUSIP No.  615799103                                                Page 5 of 11
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.  S.S. or I.R.S.    Susan Gregory
      Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a     (a)
                                                     ---------------------------
      Group (See Instructions)                       (b)  X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)             00
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization           United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power         0
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power       0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power    0
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power  0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each    312,400
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in       9.8%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)     IN
--------------------------------------------------------------------------------

CUSIP No.  615799103                                                Page 6 of 11
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. S.S. or I.R.S.     James M. Gregory
      Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a    (a)
      Group (See Instructions)                      ----------------------------
                                                    (b) X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)            00
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power         0
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power       0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power    0
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power  0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each    312,400
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in      9.8%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

     This Amendment No. 1 to the Schedule 13D relating to shares of Common Stock, $0.01 Par Value, of Moore Medical Corp. is being filed by SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory (collectively, the "Reporting Persons") to amend Items 1, 3 and 4 of the
Schedule 13D filed on January 21, 2004.


Item 1.  Security and Issuer.
         -------------------


     The title and class of equity securities to which this statement relates is the Common Stock, $0.01 Par Value (the "Common Stock") of Moore Medical Corp. (the "Issuer"). The Issuer's principal executive offices are located at 389 John Downey Drive, New Britain, Connecticut 06050.


Item 2.  Identity and Background.
         -----------------------

(a) This report is being filed by SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory (collectively, the "Reporting Persons"). SJ Strategic Investments LLC ("SJSI") is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory.

(b) The address for the Reporting Persons and the principal business office for SJSI is:

     SJ Strategic Investments LLC
     340 Edgemont Avenue, Suite 500
     Bristol, TN  37620.

(c) John M. Gregory is the Managing Member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI. James M. Gregory is a full-time student.

(d) None of the Reporting Persons has, during the last five years, (i) been and convicted in a criminal proceeding (excluding traffic violations or similar
(e) misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------


     All securities acquired by the Reporting Persons were purchased with the working capital of SJSI, except for 12,400 shares which were purchased by John
M. Gregory and Joan P. Gregory and subsequently contributed to SJSI. The 12,400 shares were purchased with the personal funds of John M. Gregory and Joan P. Gregory.


                                     7 of 11

Item 4.  Purpose of Transaction.
         ----------------------


     As previously reported, on January 21, 2004, SJSI sent a letter to the Issuer and made an offer offer to purchase all of the outstanding shares of the Issuer's Common Stock at price of $15.00 per share, the number of which is included in the Agreement and Plan of Merger among McKesson Corporation, the Issuer and Madison Acquisitions Inc., dated as of January 19, 2004 (the "McKesson Agreement"). SJSI's offer was made contingent upon customary due diligence and the requirement that the Board of Directors of the Issuer render the terms of the Rights Agreement, dated as of November 18, 1998 between the Company and American Stock Transfer & Trust Co., as Rights Agent, inapplicable to the merger. SJSI's offer was also contingent upon its satisfactory review and approval of the Company Disclosure Letter prepared by the Issuer pursuant to the McKesson Agreement and the underlying documents which support the information contained in the Company Disclosure Letter.

     SJSI and the Issuer executed a confidentiality agreement on January 27, 2004. Thereafter, SJSI and its outside advisors and consultants initiated due diligence on the Issuer and its business. Based on SJSI's due diligence, SJSI has concluded that it will not pursue its offer to purchase all outstanding shares of the Issuer for $15 per share.

     SJSI does not presently intend to purchase additional shares of the Issuer's common stock. SJSI may, depending on prevailing market conditions and other circumstances it deems relevant, dispose of shares of the Issuer's common stock from time to time.


     Other than as set forth above, none of the Reporting Persons have any other plan or proposal which relates to or which would result in:



                                     8 of 11

     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer;

     (b)  The sale or transfer of a material amount of assets of the Issuer;

     (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

     (d) Any material change in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (i)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of Issuer.
         --------------------------------

     (a) The calculations in this Item are based upon 3,200,009 shares of Common Stock issued and outstanding as of January 19, 2004 (based on disclosures made by the Issuer in its Current Report on Form 8-K filed on January 20, 2004). As of the date hereof, the Reporting Persons jointly beneficially owned 312,400 shares or 9.8% of the outstanding shares of Common Stock of this Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

     (b) The information contained in Item 2 is hereby incorporated by reference. SJSI has the sole power to vote or direct the vote of 312,400 shares and the sole power to dispose or direct the disposition of 312,400 shares. As Managing Member of SJSI, John M. Gregory also has the sole power to vote or direct the vote of 312,400 shares and the sole power to dispose or direct the disposition of 312,400 shares by virtue of his ability to direct the activities of SJSI. The Reporting Persons other than SJSI and John M. Gregory do not have the power to vote or direct the vote of the shares of beneficially owned by the Reporting Persons or (ii) dispose or direct the disposition

                                    9 of 11
          of any of the shares beneficially owned by the Reporting Persons.

     (c) During the 60 day period ended as of the date hereof, the Reporting Persons have engaged in the following open market transactions, with all purchases having been made for cash:

                                                                    Average
               Transaction       Date        No. of Shares       Price Per Share
               -----------       ----        -------------      ---------------
                Purchase       1/20/04          300,000              $11.991

     (d) The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons.

     (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.

          Exhibit          Description
          -------          ------------
             1             Joint Filing Agreement




                                    10 of 11

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2004


                                    SJ Strategic Investments LLC


                                    By: /s/ John M. Gregory
                                       -----------------------------------------
                                       John M. Gregory

                                    Its:  Managing Member

                                          /s/ John M. Gregory
                                          --------------------------------------
                                          John M. Gregory

                                          /s/ Joan P. Gregory
                                          --------------------------------------
                                          Joan P. Gregory

                                          /s/ Susan Gregory
                                          --------------------------------------
                                          Susan Gregory

                                          /s/ James M. Gregory
                                          --------------------------------------
                                          James M. Gregory








                                    11 of 11

                                  EXHIBIT INDEX

         Exhibit       Description
         -------       -----------

            1          Joint Filing Agreement

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     SJ Strategic  Investments LLC, a Tennessee limited liability company,  John
M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory (the "Filing Persons"), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the
Schedule 13D.


     IN WITNESS WHEREOF, the undersigned have set their hands this 12th day of February, 2004.


                                         SJ Strategic Investments LLC


                                         By:/s/ John M. Gregory
                                            ------------------------------------
                                            John M. Gregory

                                         Its:  Managing Member

                                            /s/ John M. Gregory
                                            ------------------------------------
                                            John M. Gregory

                                            /s/ Joan P. Gregory
                                            ------------------------------------
                                            Joan P. Gregory

                                            /s/ Susan Gregory
                                            ------------------------------------
                                            Susan Gregory

                                            /s/ James M. Gregory
                                            ------------------------------------
                                            James M. Gregory